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                              March 31, 2023

       Neal Shah
       Chief Financial Officer
       NioCorp Developments Ltd.
       7000 South Yosemite Street, Suite 115
       Centennial, CO 80112

                                                        Re: NioCorp
Developments Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2023
                                                            File No. 333-270542

       Dear Neal Shah:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed March 15, 2023

       General

   1. Please update your disclosure to reflect that the Transactions have closed; that the reverse stock split has been
effected at the ratio of 10-for-1; and that listing and trading of the company's Common Shares
and the NioCorp Assumed Warrants has begun on The
                                                        Nasdaq Global Market
and The Nasdaq Capital Market, respectively. We note your Form
                                                        8-K filed March 17,
2023 in this regard.
   2.                                                   Please make
corresponding changes to this registration statement in response to comments on your Form S-3, file
no. 333-270541, to the extent applicable.
 Neal Shah
FirstName  LastNameNeal  Shah
NioCorp Developments   Ltd.
Comapany
March      NameNioCorp Developments Ltd.
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Kevin Dougherty,
Staff Attorney, at (202) 551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Andrew C. Thomas